FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 21, 2011

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands
____________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

EXHIBIT INDEX

Securities issued by, and guarantees of securities granted by, RBS N.V.: Expected Part VII Scheme

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.
Date:	July 21, 2011	By:	/s/ Jan de Ruiter
			Name:	Jan de Ruiter
			Title:	Chairman of the Managing Board

21 July 2011

Securities issued by, and guarantees of securities granted by, RBS N.V.: Expected Part VII Scheme

On 19 April 2011, the Boards of The Royal Bank of Scotland Group plc (RBSG), The Royal Bank of Scotland plc (RBS plc), RBS Holdings N.V. and The Royal Bank of Scotland N.V. (RBS N.V.) announced that they had approved the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the “Proposed Transfers”), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures: http://www.investors.rbs.com/RBS_NV.

It was also announced that it was expected that the Proposed Transfers would be implemented on a phased basis over a period ending 31 December 2013 and that a large part of the Proposed Transfers including the transfers of certain securities issued by RBS N.V. (formerly known as ABN AMRO Bank N.V.) was expected to have taken place by the end of 2012. Where available and practicable, statutory transfer schemes will be used to implement the Proposed Transfers. It is expected that these will include a banking business transfer scheme in respect of eligible business carried on in the UK by RBS N.V. pursuant to Part VII of the UK Financial Services and Markets Act 2000, which is subject, amongst other matters, to court and regulatory approvals (the “Part VII Scheme”).

RBS plc and RBS N.V. announce that they have, subject to the Disclaimer set out below, today published details of those securities issued by RBS N.V. which are eligible for the Part VII Scheme, indicating whether or not RBS plc is expected to become the issuer pursuant to the Part VII Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Part VII Scheme). For the securities in respect of which RBS plc is not expected to become the issuer pursuant to the Part VII Scheme, the expectation is that RBS N.V. will remain their issuer and RBS plc will not become their issuer pursuant to the Proposed Transfers generally. Details can be viewed at http://www.investors.rbs.com/RBS_NV. Subject to the Disclaimer set out below, such information on the website is up-to-date as at the date there indicated and investors should refer to the website from time to time for updated information.

From or around the date of this announcement, RBS N.V. will include provisions in the issue or offer documents (including term sheets) for any new issues of securities which are eligible for the Part VII Scheme to indicate whether or not RBS plc is expected to become the issuer of those securities as a result of the Part VII Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Part VII Scheme). If the issue or offer documents (including term sheets) for such securities do not indicate that RBS plc is expected to become the issuer of those securities as a result of the Part VII Scheme, the expectation is that RBS N.V. will remain the issuer of such securities and that RBS plc will not become the issuer of such securities pursuant to the Proposed Transfers generally.

The Part VII Scheme, if implemented, will be the first step in the process of the Proposed Transfers. RBS N.V. will announce details of the further steps in this process, including details of any other securities issued by RBS N.V. which are not eligible for the Part VII Scheme but in respect of which RBS plc may become the issuer, nearer to their implementation.

In respect of guarantees granted by RBS N.V. in relation to securities issued by third parties (the “Guaranteed Securities”) where the guarantees are eligible for the Part VII Scheme, RBS plc is not expected to become the guarantor of such Guaranteed Securities pursuant to the Part VII Scheme.

There is no requirement for investors in RBS N.V. securities or Guaranteed Securities to take any action now. Any action required in connection with the Proposed Transfers will be communicated in a timely way with a view to ensuring a smooth transition.

For Further Information Contact:

RBS Group Investor Relations Emete Hassan, Head of Debt Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

Disclaimer
No person should place any reliance on the information referred to in this announcement concerning securities or guarantees in respect of which RBS plc is or is not expected to become the issuer or the guarantor or any other details of the Part VII Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the identity of the securities in respect of which RBS plc may become the issuer, the eventual manner in which RBS plc may become the issuer of such securities, the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Part VII Scheme as set out above or to the plans for the guarantees of the Guaranteed Securities) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV for information as to which securities RBS plc is or is not expected to become the issuer of as a result of the Part VII Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Proposed Transfers (including the Part VII Scheme), please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements”. In particular, this document includes forward-looking statements relating, but not limited, to the Proposed Transfers (including the Part VII Scheme). Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the “forward-looking statements”. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of RBSG, RBS plc, RBS Holdings N.V. or RBS N.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V. or RBS N.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on “forward-looking statements” as such statements speak only as of the date of this document. Neither RBSG, RBS plc, RBS Holdings N.V. nor RBS N.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.